Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Savient Pharmaceuticals, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Savient Pharmaceuticals, Inc. of our reports dated February 29, 2012, with respect to the consolidated balance sheet of Savient Pharmaceuticals, Inc. and subsidiaries as of December 31, 2011, and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity, and cash flows for the year ended December 31, 2011, the related consolidated financial statement schedule for the year ended December 31, 2011 and the effectiveness of internal control over financial reporting as of December 31, 2011.

/s/ KPMG LLP

Short Hills, New Jersey

March 6, 2012